

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2015

Via E-mail
J. Adam Zangerle
Vice President, General Counsel and Secretary
STERIS Corporation
5960 Heisley Road
Mentor, Ohio 44060

> **Re: New STERIS Limited**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 7, 2015**
> **File No. 333-200598**

Dear Mr. Zangerle:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Overview of the Combination, page 9

1.   Please expand your revisions in response to prior comment 1 to clarify what you mean by "financial and global cash management flexibility and tax."

Signatures, page S-1

2.   We note your response to prior comment 13; however, it continues to appear that your document has not yet been signed by your authorized representative in the United States. Please include that signature. See Instruction 1 to Signatures of Form S-4.

Exhibit 5.1

3.	We note the documents mentioned in the first paragraph on page 2. It is inappropriate for counsel to limit the universe of documents it relied on in issuing its opinion. Please file a revised opinion.

4.	Please refer to the section titled "Assumptions and qualifications." Please support the need for the assumption in paragraph (ix). Given your statement that the opinion is limited to law as currently in effect, it is unclear why this assumption is necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lynn Dicker at (202) 551-3616 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via E-mail):	Mark Gordon, Esq.—Wachtell, Lipton, Rosen & Katz
	Francis Stapleton, Esq.—Wachtell, Lipton, Rosen & Katz